Sanford C. Bernstein & Co., LLC's Compliance Report

Sanford C. Bernstein & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2021 due to the material weakness described below:

- Controls over compliance with Rule 2231 of Financial Industry Regulatory Authority were not effectively designed or operating to ensure the complete and accurate generation and distribution of customer account statements.

(3) The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2021 due to the material weakness described above;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2021; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Management previously concluded that the Company's Internal Control Over Compliance was effective as of and during the year ended December 31, 2021. However, management subsequently determined that the Company's Internal Control Over Compliance was not effective as of and during the year ended December 31, 2021, due to the subsequently identified material weakness described above. Accordingly, this Compliance Report has been restated and our conclusions on the Company's Internal Control Over Compliance as presented herein, are different from those expressed in our previous Compliance Report.

Sanford C. Bernstein & Co., LLC

DocuSigned by:

Gary Krueger

CA91B985D2C9442...

I,_____, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: Gary Krueger

Title: Chief Financial Officer

December 8, 2022

Certificate Of Completion

Envelope Id: 57C707473C02498994B8E4C693C24290		Status: Completed
Subject: Complete with DocuSign: Revised SCB Compliance Report 2021		
Source Envelope:		
Document Pages: 1	Signatures: 1	Envelope Originator:
Certificate Pages: 3	Initials: 0	scott jostes
AutoNav: Enabled		PO Box 30004
EnvelopeId Stamping: Enabled		Tampa, FL 33630-3004
Time Zone: (UTC-06:00) Central Time (US & Canada)		scott.m.jostes@pwc.com
		IP Address: 155.201.43.80

Record Tracking

Status: Original	Holder: scott jostes	Location: DocuSign
12/8/2022 11:56:49 AM	scott.m.jostes@pwc.com	

Signer Events	Signature	Timestamp
Gary Krueger	DocuSigned by: *Gary Krueger* CA91B985D2C9442...	Sent: 12/8/2022 11:58:22 AM
gary.krueger@alliancebernstein.com		Viewed: 12/8/2022 12:12:19 PM
Security Level: Email, Account Authentication (None)		Signed: 12/8/2022 12:12:37 PM
	Signature Adoption: Pre-selected Style	
	Using IP Address: 206.218.223.134	

Electronic Record and Signature Disclosure:
    Accepted: 12/8/2022 12:12:19 PM
    ID: 6f907589-6d0a-42b5-b4da-98e0692a8ea0

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	12/8/2022 11:58:22 AM
Certified Delivered	Security Checked	12/8/2022 12:12:19 PM
Signing Complete	Security Checked	12/8/2022 12:12:37 PM
Completed	Security Checked	12/8/2022 12:12:37 PM

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, PricewaterhouseCoopers LLP (PwC, we, or us) may provide to you certain written documents (Document or Documents). Described below are the terms and conditions for providing to you such Documents electronically through the DocuSign, Inc. (DocuSign) electronic signing system. Please read the information below carefully and thoroughly. By checking the "I consent to use Electronic Records and Signatures" box, you acknowledge that you can access this information electronically to your satisfaction and agree to these terms and conditions.

Getting paper copies

At any time, you may request from us a paper copy of any Document provided or made available electronically to you by us. Please contact your PwC engagement team member to request delivery of paper copies of the Documents previously provided by us to you electronically through DocuSign.

Withdrawing your consent

If you decide to receive this Document from us electronically through DocuSign, you may, prior to signing, indicate to us that you are changing your mind, and withdraw your consent using the DocuSign "Decline to Sign" option on the signing page of a DocuSign envelope instead of signing it. This will indicate to us that you have withdrawn your consent to receive this Document electronically through DocuSign or to sign this Document from us electronically. The consequences of your withdrawing consent could be that this transaction may take a longer time to process. This process does not, however, withdraw your consent with regard to Documents you have already signed electronically.

Advising PwC of changes to your e-mail address

To let us know of a change in your e-mail address where we should send Documents electronically to you, please contact your PwC engagement team member.

Required hardware and software

Operating Systems:	Windows® 2000, Windows® XP, Windows Vista® Mac OS® X
Browsers:	Final release versions of Internet Explorer® 6.0 or above (Windows only); Mozilla Firefox 2.0 or above (Windows and Mac); Safari™ 3.0 or above (Mac only)
PDF Reader:	Acrobat® or similar software may be required to view and print PDF files
Screen Resolution:	800 x 600 minimum
Enabled Security Settings:	Allow per session cookies

** These minimum requirements are subject to change. If these requirements change, you will be asked to re-accept the disclosure. Pre-release (e.g. beta) versions of operating systems and browsers are not supported.

Acknowledging your access and consent to receive Documents electronically through DocuSign

By checking the "I consent to use Electronic Records and Signatures" box, I confirm that:

- I can access and read this ELECTRONIC RECORD AND SIGNATURE DISCLOSURE;

- I can print on paper this disclosure or save or send it to a place where I can print it, for future reference and access;

- Until or unless I notify PwC as described above, I consent to receive this Document through DocuSign; and

- I agree that signing this Document electronically through DocuSign has the same force and effect as a written signature